# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aura Biosciences, Inc., CIK 0001501796
CUSIP: 05153U107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 80 GUEST STREET, BOSTON, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0001410830
Persons authorized to receive notices and communications: Joseph Downing, Matrix Capital Management Company LP, 3 Pleasant Street, Suite 400, Portsmouth, New Hampshire (NH), 03801, 603-956-9145; Christopher Van Buren, Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000

## Reporting persons
- Matrix Capital Management Company LP (CIK 0001410830): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David E. Goel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Aura Biosciences, Inc.
Address of issuer's principal executive offices: 80 GUEST STREET, BOSTON, Massachusetts (MA), 02135
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned on November 4, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by the undersigned with the Securities and Exchange Commission (the "SEC") on December 7, 2022 ("Amendment No. 1"), Amendment No. 2 filed by the undersigned with the SEC on November 9, 2023 ("Amendment No. 2"), and Amendment No. 3 filed by the undersigned with the Securities and Exchange Commission on May 19, 2025 ("Amendment No. 3" and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the "Schedule 13D"). This Amendment No. 4 amends and restates Item 5. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On April 30, 2026, the Matrix Fund agreed to sell and the Issuer agreed to repurchase 6,922,870 shares of Common Stock from the Matrix Fund at a price of $5.64 per share, contingent upon the closing of a separate equity offering by the Issuer and certain other conditions (the "Repurchase"). The Repurchase closed on May 7, 2026. Except for the Repurchase, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 7, 2026

## Signatures
- Matrix Capital Management Company LP: /s/ David E. Goel, David E. Goel, Managing General Partner (05/11/2026)
- David E. Goel: /s/ David E. Goel, David E. Goel, Individually (05/11/2026)